

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2010

Douglas E. Williams, Ph.D.
Chief Executive Officer
ZymoGenetics, Inc.
1201 Eastlake Avenue East
Seattle, WA 98102

> **Re:** **ZymoGenetics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Schedule 14A**
> **Filed April 30, 2010**
> **File No. 000-33489**

Dear Dr. Williams:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director